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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

           For Period Ended: MARCH 31, 1999

           / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR

           For the Transition Period Ended:___________________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 -- REGISTRANT INFORMATION

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Full Name of Registrant
PHOTOMATRIX, INC.

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Former Name of Applicable

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Address of Principal Executive Office (Street and Number)
1958 KELLOGG AVENUE

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City, State and Zip Code
CARLSBAD, CA 92008

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 /X/     (a)      The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

 /X/     (b)      The subject matter report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following

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                  the prescribed due date; and

 / /     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-KSB for the fiscal year ended March 31, 1999, could not be filed within the prescribed time period without unreasonable effort or expense as a result of a combination of significant factors, including (1) a change in accountants and accounting staff, (2) the successful negotiation and closing of a sale of product rights and assets of Photomatrix Imaging, Inc. to Scan-Optics, Inc., (3) the sale-and-leaseback of our facility located in Carlsbad, California and (4) the refinancing of our credit facility.

As noted in the Photomatrix, Inc. Form 8-K dated February 22, 1999, KPMG LLP resigned as the principal accountant of Photomatrix, Inc., and in the Form 8-K dated May 26, 1999, BDO Seidman LLP was appointed to replace KPMG LLP. In addition, as a result of the relocation of the Photomatrix corporate headquarters from San Diego to Carlsbad, California in June 1998, the Company has experienced a complete turnover of accounting staff, including its corporate controller.

In January 1999, Photomatrix commenced discussions with Scan-Optics, Inc. with regard to the sale of certain product rights and assets and the assumption of certain liabilities of the Company's wholly-owned subsidiary, Photomatrix Imaging, Inc. On March 12, 1999, we announced entering into a letter of intent with Scan-Optics in connection with this transaction. After extensive due diligence activities, on June 21, 1999 we announced completing this transaction.

In January 1999, we also began negotiations to sell and lease back our 40,000 square foot facility located at 1958 Kellogg Ave., Carlsbad, California. When the initial prospective buyer was unable to obtain financing, we entered into negotiations with another party. On June 3, 1999, we announced closing escrow on this transaction.

As noted in the Photomatrix, Inc. Form 10-QSB as of and for the quarter and nine months ended December 31, 1998, Photomatrix, Inc. was in default of all loan covenants under a $2.1 million credit facility with its bank. On February 10, 1999, the bank agreed to forebear from taking adverse action, provided that Photomatrix found an alternative lending source or otherwise paid off all debt prior to May 15, 1999. We immediately began discussions with alternative lenders, including two separate due diligence audits. Proceeds from the sale of the scanner operations and the building were used to retire this credit facility. On June 18, 1999, we also entered into a new credit facility with a lending institution.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                 Roy Gayhart                 (760)              431-4999
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Although the audit is currently in process and our books and records do not yet reflect all year-end adjustments, we anticipate that Photomatrix will report a net loss for the year ended March 31, 1999, including a loss on sale of assets, which will be significantly greater than the net loss reported for the year ended March 31, 1998. The anticipated increase in net loss is primarily attributable to losses associated with operations and sale of our scanner operations. As a result of the change in the Company's accounting staff, and as the Scan-Optics transaction was completed on June 21, 1999, all accounting entries have not yet been finalized and approved.

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                               Photomatrix, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   June 30, 1999                         By /s/ Roy Gayhart
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).